UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2014

Commission File Number 001-36575

MACROCURE LTD.
(Translation of Registrant’s name into English)

25 Hasivim Street
Petach Tikva 4959383, Israel
(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

EXPLANATORY NOTE

On August 26, 2014, Macrocure Ltd. issued a press release announcing its financial results as of, and for the quarterly and six month periods ended, June 30, 2014.  A copy of the press release is attached to this Report of Foreign Private Issuer on Form 6-K as Exhibit 99.1.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MACROCURE LTD.

Date: August 27, 2014	By:	/s/ Shai Lankry
	Name:	Shai Lankry
	Title:	Chief Financial Officer

Exhibit Index

Exhibit No.	Description

99.1	Press Release issued by Macrocure Ltd. on August 26, 2014, announcing its financial results as of, and for the quarterly and six month periods ended, June 30, 2014